At the January 2004 Board Meeting, the Board of Scudder Variable Series II approved the following investment change for Scudder Variable Series II - Fixed Income Portfolio: the Portfolio will invest 80% of net assets in fixed-income securities. The primary allocation of the Portfolio's bond investments will be 95-100% in US investment grade securities. The Portfolio will invest primarily in investment-grade fixed-income securities rated within the top three ratings categories. The portfolio may also invest up to 20% of its total assets in investment-grade fixed-income securities rated within the fourth highest rating category. Up to 25% of the Portfolio's total assets may be invested in US dollar-denominated securities of foreign issuers and governments.